
Mail Stop 3720

June 4, 2009

<u>Via U.S. Mail and facsimile to (309) 408-7156</u>

Mr. Bruce Palmer
President
AccessKey IP, Inc.
8100 M4 Wyoming Blvd., NE
Albuquerque, NM 87113

> **Re: AccessKey IP, Inc.**
> **Registration Statement on Form 10**
> **Filed May 7, 2009**
> **File No. 000-53664**

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 10

1. Please note that the Form 10 goes effective, by lapse of time, 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

The Company, page 1

2.   Please revise the first sentence of the first paragraph on page 1 to conform to your disclosure in the first sentence of the first paragraph under Item 9, which indicates that your common shares trade in the Pink Sheets.

Business, page 1

3.   Please describe in more detail what you mean by Set Top Boxes in the fourth paragraph on page 1.

AccessKey IP, page 1

4.   We note the reference in the second sentence of the last paragraph on page 1 to the company's "patented technology." Disclosure in the fifth paragraph on page 10, however, makes reference to "pending patent applications." Please revise as necessary to confirm whether you currently have patented technology or pending patent applications only.

5.   Please further explain and support your claim in the last paragraph on page 1 that you have developed the ability to deliver HDTV quality content to both the home and PC environment with your technology.

6.   Similarly, in the same paragraph, please discuss further how you have combined a PC, home audio player, media storage device, residential internet gateway, and telephone into an all-in-one unit.

Services and Products, page 2

7.   Please define by explaining and placing in context the acronyms that you use in the fourth paragraph on page 2 and in the first paragraph on page 3. Examples include:

- ADSL,
- VDSL,
- LMDS,
- Wireless LANs, and
- B2B.

Product Descriptions, page 3

8.   On pages 3 and 4, we note the disclosure of the TeknoVault product and the InCharge products. Please elaborate and clarify your descriptions so that a reader can readily understand the products that your company is offering. For instance, please explain how your TeknoVault product is "transparent to use" and what are its "watchdog function" and its "unique Key pairs." Also, for your InCharge products, explain what is an inductive charger and how your product may be charged while in the controller and outside the controller.

Customers, page 5

9.   In the first paragraph on page 5, please explain why you believe your customer will pay the full balance of its account receivable.

10.   Please revise to clarify that the significant customer to whom you refer is Jack of All Games, as disclosed on page 9.

Business Strategies, page 7

11.   Please explain what are "Triple Play services" in the last bullet point under the third paragraph on page 7.

Competition, page 9

12.   In your discussion of competition on pages 9 and 10, please disclose your competitive position and the methods of competition in your industry.

Item 1A. Risk Factors

13.   To the extent that it constitutes a material risk, please include a risk factor explaining that you do not have authorized sufficient capital stock to cover the potential conversion of your outstanding convertible securities or the potential exercise of your warrants and options, and please discuss how you intend to address this issue.

14.   To the extent that it constitutes a material risk, please include a risk factor that if you cannot meet your working capital or liquidity requirements through your operations, you may have to fund your operations through additional equity or debt issuances. In this risk factor, please address your ability to find investors who will purchase your issuances and the likelihood that they will invest in your company and, in this regard, consider the current recessionary environment and its implications for obtaining capital.

We have significant debt that…, page 11

15.   We note that you do not have a long-term credit facility or any other external
        source of long-term funding. Under this risk factor, revise to specifically address
        this deficiency and discuss the potential risks posed to your business and its
        operations resulting from the deficiency.

If we do not successfully generate additional products and services…, page 13

16.   Please discuss specifically how the general risks under this risk factor apply to the
        TeknoVault product, Tekcases, and other AccessIP products that are currently
        under development.

Item 2. Financial Information, page 19

B. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Critical Accounting Policies and Estimates, page 22

17.   Revise to identify and disclose your critical accounting policies for your notes
        payable, in particular the derivative liabilities, and new notes payable, including
        the calculation of interest. Your discussion should present an analysis of the
        uncertainties involved in applying your policy or principle.

Debt Forgiveness Income, page 26

18.   We note that because invoices dated from 2003 and 2004 had reached the "statute
        of limitations for collectability," you wrote them off and included the write-offs
        as debt forgiveness income. Please advise us why you believe it was appropriate
        to include the write-offs as income.

Liquidity and Capital Resources, page 27

19.   In view of the uncertainties concerning your company's continued existence as a
        going concern, please provide a detailed description of management's specific
        viability plans that are intended to mitigate the effect of such conditions; and
        management assessment of the likelihood that such plans can be effectively
        implemented. Those elements of your plans that are particularly significant or
        critical to overcoming your company's present financial difficulties should be
        clearly identified and discussed. Additionally, there should be a reasonably
        detailed discussion of your company's ability or inability to generate sufficient
        cash to support its operations during the twelve month period following the date
        of the most recent balance sheet presented. The viability plan description should

be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.   Refer to Financial Reporting Codification § 607.02.

Liquidity and Capital Resources, page 27

20.   Please advise what consideration you gave as to whether your lack of a long-term credit facility or other source of long-term funding coupled with minimal cash from operations in the face of your debt obligations comprises a material deficiency and, if so, how you are proposing to remedy this deficiency. *See* Item 303(a)(1) of Regulation S-K.

Interest Expense, page 29

21.   We note in your discussion on page 29 that you accrue interest as a function of the increase in your stock price. Please expand this discussion to explain to readers, in plain English, how a change in your stock price will impact the amount of interest expense incurred. Include in this discussion an analysis that clearly sets forth how changes in your stock price will impact total interest expense.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 42

22.   On pages 42 and 43, you describe a series of transactions with Micro Pipe Fund I, LLC. Please disclose the basis on which Micro Pipe is a related person. Likewise, on page 44, you describe a transaction with Physicians Healthcare Management Group, Inc. Please disclose the basis on which this company is a related person. Please refer to Item 404(a)(1).

23.   In the second paragraph on page 44, you disclose that Mr. Stevens is no longer affiliated with Hot Web, Inc. However, you disclose in the last paragraph on page F-13, as well as in the first paragraph on page F-30, that Mr. Stevens is a consultant with Hot Web, Inc. Please reconcile this discrepancy.

Audited Financial Statements for the years ended December 31, 2007 and December 31, 2008

Note 2 – Summary of Significant Accounting Policies, page F-7

24.   We note that you sell a variety of products and services, most importantly your InCharge units and your agreement with CSI Digital. Please disclose and explain to us in greater detail when and how you recognize revenue for these products and services. For example, with respect to your InCharge units, tell us if you recognize the revenue immediately as an outright sale, such as FOB shipping point, or do recognize revenue over the life of a contract. Also, tell us and disclose whether these product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

Note 11 – Convertible Notes Payable and Derivative Liabilities, page F-16

25.   Regarding your derivative liabilities, please provide the disclosures required by paragraph 44 of SFAS 133 or advise us.

Note 12 – Prepaid Research & Development, page F-26

26.   Revise your balance sheet to report the cash received in connection with prepaid research and development as restricted cash, pursuant to 5-02.1 of Regulation S-X, or advise us.

27.   Explain to us your basis in GAAP for not recognizing as an expense the research and development costs incurred under your Master Development Contract with CSI Digital or revise.

Note 13 – Stock Options, page F-27

28.   In regards to your stock options, please provide a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards. Refer to paragraph 64 of SFAS 123R.

Note 14 – Warrants, page F-27

29.   In regards to your warrants, please provide a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards. Refer to paragraph 64 of SFAS 123R.

30.   Refer to page F-29. We note that you do not have adequate shares to cover the potential conversion of debt and/or exercise of warrants and options. Please

Bruce Palmer
AccessKey IP, Inc.
June 4, 2009
Page 7

   describe any settlement alternatives in the warrant and stock option contracts and
the accounting implications of the settlement alternatives, if any, and advise us.

* * * *

   As appropriate, please amend your Form 10 in response to these comments.
Please respond to these comments within 10 business days of the date of this letter or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter over EDGAR. Please understand that
we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney Advisor, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: via facsimile to (949) 475-9087
        Richard O. Weed, Esq.
        Weed & Co. LLP